

March 25, 2013

<u>Via E-mail</u>
John Kitchen
President and Chief Financial Officer
SBOR, Inc.
13100 Boones Ferry Road
Lake Oswego, OR 97035

   Re: SBOR, Inc.
     Registration Statement on Form S-1
     Filed February 26, 2013
     File No. 333-186869

Dear Mr. Kitchen:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

  We note your disclosure on page 29 that SBOR is a development stage company that has no active operations, no revenue, no financial backing and limited assets. In addition, your business plan focuses on the design and development of your website, which does not appear to have started. You indicate that you plan to manage the renovation, upgrades and maintenance of distressed, bank-owned and foreclosed real estate properties. We note from your disclosure on page 6 that you have no clients or customers, and on page 30, you state that you do not anticipate hiring any staff in the first twelve months of operations. In addition, although you indicate that you will require additional financing to operate over the next year, you have no specific plans to obtain such financing.

In view of the foregoing, it seems that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus, as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note you have not yet commenced business operations or generated any revenue. We further note your disclosure on page 7 that if you are not successful in raising sufficient capital you may need to bring in additional capital that may result in a change of control. In the forepart of the prospectus, please include an affirmative statement, if true, to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Prospectus Cover Page

4. We note that you have included the Subject to Completion legend on the prospectus cover page. Please tell us if you intend to use the prospectus prior to the effective date of the registration statement.

5. Please state on the cover page the net proceeds to you and the selling shareholders in the offering. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 3

6.   We note your disclosure throughout the prospectus regarding forward-looking statements. Please tell us why you believe it is appropriate to include this disclosure in the summary or revise.

7.   We note that you intend to manage the renovation, upgrades, and maintenance of real estate properties. Please expand upon your discussion of your business plan in this section. For example, please discuss more specifically the steps you have taken to date to implement your business plan, describe the costs involved and that it is your intent to target distressed real estate properties, as disclosed on page 25.

Risk Factors, page 5

8.   We note the statement on page 5 that: "The list of Risk Factors below does not portend to be all-inclusive. There may be additional risks associated with our Company, our business, our industry, an investment in the Shares and/or other factors related to the Company and/or the Offering." Please revise to remove this statement and clarify that all material risks are included.

Shares Offered by the Selling Shareholders, page 20

9.   We note your statement on page 20 that the price of $0.025 per share is fixed until the securities are quoted for trading on the OTC Bulletin Board and thereafter at prevailing market prices. We further note the statement on page 3 that the selling shareholders will sell their shares at a price per share of $0.025 for the duration of the offering. Please revise to clarify throughout that all the shares will be sold at a price per share of $0.025 for the duration of the offering.

Plan of Operation, page 29

10.   Please more specifically describe the various steps you intend to take to develop your business and the costs and time involved in each step. In addition, please describe the relevant experience of John Kitchen and Linda Miller as it relates to managing the renovation, upgrades and maintenance of distressed bank-owned and foreclosed properties. To the extent Mr. Kitchen and Ms. Miller do not have relevant experience, please so state and include appropriate risk factor disclosure.

Part II

Recent Sales of Unregistered Securities, page 49

11.   We refer to your disclosure on page 3 that you sold 360,000 shares of common stock to ten investors in January 2013. Please include this sale in your disclosure. We also note

that you relied upon the exemption set forth in Section 4(2) of the Securities Act for the sale of securities to Mr. Kitchen and Ms. Miller. Please state briefly the facts relied upon to make the exemption available. Refer to Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: James B. Parsons
       Parsons/Burnett/Bjordahl/Hume, LLP